Calculation of Filing Fee Tables

SC TO

Dynamic Alternatives Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees Previously Paid	(1)	$17,354,784	0.00013810	$2,396.70
	Total Transaction Valuation	$17,354,784
	Total Fees Due for Filing			$2,396.70
	Total Fees Previously Paid			$2,396.70
	Total Fee Offsets			$0
	Net Fee Due			$0

Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $2,396.70 was paid in connection with the filing of the Schedule TO-I by Dynamic Alternatives Fund (File No. 005-94632) on January 12, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

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